UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 11, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES NEW APPOINTMENT

Moscow, Russia – August 11, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces appointment of the new Chief
Executive Officer at its Mechel Mining Management Company subsidiary.
Boris Nikishichev (63) was appointed Chief Executive Officer for Mechel Mining
Management Company OOO on August 11, 2009. From July 22, 2009 Mr. Nikishichev
also works at the position of Mechel OAO’s Vice president for Mining.
Additionally, he will continue working as Chief Executive Officer of Mechel
Engineering OOO, the company which provides Mechel group’s mining assets activity audit and develops new investment projects in order to support mining segment’s growth.
Boris G. Nikishichev was appointed Chief Executive Officer of Mechel Engineering
OOO in December 2008. Prior to that appointment he was our Director for Mining since February 2007 until January 2009. Previously, he was our Senior Vice
President for Mining from February 2005 to 2007. From 2004 to February 2005, he served as Deputy General Director of Raspadskaya Coal Company. From 1998 to
2004, he held the position of First Vice President in Sokolovskaya Holding
Company. In addition, from 1999 to 2004, he was also First Vice President of the
Mining Industrialists of Russia, a noncommercial partnership. From 1993 to 1999,
Mr. Nikishichev was Deputy General Director for Long-Term Development and
Capital Construction, Vice President/Director for Restructuring of Coal
Production in Russian Coal Company. From 1991 to 1993, he served as First Deputy
President of the Management Board of Russia’s Coal Corporation. From 1970 to
1990, Mr. Nikishichev held various executive positions at YuzhKuzbassUgol United
Coal Mining Company. He graduated from the Siberian Metallurgical Institute with a degree in mining engineering. Mr. Nikishichev also holds a doctorate in technical science from the Moscow State Mining University.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 11, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO